

February 1, 2011

Xu Hang
Chairman and Co-Chief Executive Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park, Nanshan, Shenzhen 518057, China

> **Re:** **Mindray Medical International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 7, 2010**
> **File No. 1-33036**
> **Response Letter Dated January 19, 2011**

Dear Mr. Xu Hang:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>We may be unable to ensure compliance with United States economic sanctions laws…, page 20</u>

1. You state in your response letter that none of the products you design, produce, manufacture, or sell is specifically designed for a military application, and that to the best of your knowledge and understanding, none of the component parts of your products sourced from third-party vendors is specifically designed for, or has been put to, a military application. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products or components that you design, produce, manufacture or sell, or any of the services you have provided into Cuba, Iran, Sudan, and/or Syria, have been put to weapons or other military use by those countries. Please describe for us any such use.

2. You state in your response letter that you are committed to terminating all contacts with any distributor or other actor listed on the Specially Designated Nationals List maintained by the Office of Foreign Assets Control. Please tell us whether you have had, or currently have, any contacts with distributors or other individuals or entities listed on the Specially Designated Nationals List. If so, identify such designated distributors or other

individuals and entities, describe the nature and extent of your contacts with them, tell us when you intend to terminate your contacts with them, and expand your qualitative materiality analysis to discuss such contacts.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance